Exhibit 99.1
 Legend Biotech Corporate Presentation  This presentation is for investor relations purposes only – Not for product promotional purposes  JANUARY 2024

 Disclaimer  3  This presentation is for investor relations purposes only – Not for product promotional purposes  This presentation has been prepared by Legend Biotech Corporation (“Legend Biotech” or the “Company”) solely for information purpose and does not contain all relevant information relating to the Company.  The safety and efficacy of the agents and/or uses under investigation discussed in this presentation have not been established, except to the extent specifically provided by marketing authorizations previously received from relevant health authorities. Further, for investigational agents and/or uses, the Company cannot guarantee health authority approval or that such agents and/or uses will become commercially available in any country.  Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and Legend Biotech's own internal estimates and research. While Legend Biotech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. While Legend Biotech believes its internal research is reliable, such research has not been verified by any independent source.  Statements in this presentation about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI®, including manufacturing expectations for CARVYKTI®; and statements about regulatory submissions for CARVYKTI®, and the progress of such submissions with the FDA, the EMA and other regulatory authorities; and expected results and timing of clinical trials; Legend Biotech’s expectations for LB2102 and its potential benefits; Legend Biotech’s ability to close the licensing transaction with Novartis and potential benefits of the transaction; Legend Biotech’s expectations on advancing their pipeline and product portfolio; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward- looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking  statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on March 30, 2023 and Legend Biotech’s other filings with the SEC.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Any forward-looking statements contained in this presentation speak only as of the date of this presentation. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

 Legend Biotech Highlights  Core Technologies:  CAR-T, including universal CAR  CAR-NK   – T3  Global Manufacturing Sites for CARVYKTI®:  3  This presentation is for investor relations purposes only – Not for product promotional purposes  1 site in US  2 sites in EU (Ghent)4  2 sites in China4  1 Novartis site (CMO)  Pipeline Programs Covering:  Hematologic malignancies  Solid tumors  in Cash and Cash Equivalents, Deposits, and Short-Term Investments5  1. In collaboration with J&J; 2. Please read Prescribing Information for full safety information: https://www.janssenlabels.com/package-insert/product-monograph/prescribing-information/CARVYKTI-pi.pdf;  3. gamma delta T cells; 4. EU and China manufacturing site construction is in progress; 5. As of September 30, 2023  Marketed Product: CARVYKTI®  (ciltacabtagene autoleucel; cilta-cel)1,2  Years Since Inception  One of the earliest companies to engineer CAR-T cells for the BCMA protein  Employees  Dedicated to R&D

 CARVYKTI® Uptake Continues  → U.S. QoQ growth of 23% primarily driven by:  Successful launch execution  Deepening market share  Capacity improvements  Increased number of activated U.S. treatment sites to 64  → EU QoQ growth of 300% due to launch in Germany  Continued market penetration, geographic expansion, and population in earlier lines of treatment represent significant growth drivers and opportunity  CARVYKTI® Net Product Sales ($MM)  +176% growth vs Q3’22  U.S.  EU  24  55  55  70  114  140  0  0  0  2  3  12  0  20  40  60  80  100  120  140  160  Q2 2022  Q3 2022  Q4 2022  Q1 2023  Q2 2023  Q3 2023  YOY GROWTH  Q3 ’23 OVER  Q2 ’23 GROWTH  U.S.  155%  23%  EU   N/A  300%  GLOBAL  176%  30%  3  This presentation is for investor relations purposes only – Not for product promotional purposes

A New Standard for CAR-T Launches

CARVYKTI® - INDUSTRY LEADING EARLY LAUNCH PERFORMANCE

FIRST SIX QUARTERS OUTPERFORMING HISTORICAL CAR-T LAUNCHES



WORLDWIDE SALES OF CAR-T THERAPIES, BY QUARTER OF LAUNCH (IN $MM)
Kymriah
Yescarta
Tecartus
Breyanzi
Abecma
Carvykti
Quarterly sales ($MM)
400
350
300
250
200
150
100
50
0
152
93
92
96
391
124
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16 Q17 Q18 Q19 Q20 Q21 Q22 Q23 Q24
Quarters since launch

Data Source: Companies' public filings.

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This presentation is for investor relations purposes only – Not for product promotional purposes

 Pioneer and Leader in Cell Therapy  3  This presentation is for investor relations purposes only – Not for product promotional purposes

 7  A Fully Integrated Global Leader in Cell Therapy  MANUFACTURING EXPERTISE DEVELOPED THROUGH GLOBAL COLLABORATION WITH J&J*  Cilta-cel development collaboration combines Legend’s leadership in cell therapy with J&J’s* expertise in global drug  development  Expanding manufacturing capacity in the US and China and building large-scale manufacturing facilities in the EU  INTEGRATED CELL THERAPY PLATFORM  In-house antibody generation and CAR-T specific functional screening technologies  Early clinical proof-of-concept, working with KOLs in China, the US and globally  Autologous and allogeneic platforms enable sustainable growth and scalability to address future commercial demand  Strong intellectual property position  KOL, key opinion leaders  *Legal entity to the agreement is Janssen Biotech, Inc.; collaboration established in December 2017  MARKET-LEADING MULTIPLE MYELOMA (MM) CAR-T THERAPY  sBLA and Type II variation to support label expansion accepted by U.S. FDA (PDUFA target action date of April 5, 2024) and EMA, respectively  Application supported by first randomized Phase 3 study for cilta-cel use as early as 2L  COMPELLING MM PROGRAM AND AN INNOVATIVE PIPELINE  Cilta-cel demonstrates consistently deep and durable responses across clinical trials with a manageable safety profile  De-risked Phase 3 Programs present opportunities to unlock value in earlier line MM indications  Additional pre- / early clinical stage programs targeting both hematologic and solid tumor indications  This presentation is for investor relations purposes only – Not for product promotional purposes

 8   Our Differentiated R&D Approach   Diverse platform for allogeneic treatments  Diverse allogeneic platforms, including non- gene editing universal CAR-T and NK  Antibody screening  & engineering  In-house antibody generation and CAR-T- specific functional screening technologies  Armoring strategy for solid tumors  Multiple armored CAR-T strategies to overcome challenges in treatment of solid tumors  Antibody Screening Platforms  This presentation is for investor relations purposes only – Not for product promotional purposes  High-throughput antibody screening and engineering capability, including single- domain antibodies generated from llama and conventional antibodies  Binding Domain Selection and Construct Design  Proprietary methodology to optimize the selection of binding domains and design CAR-T constructs with two or more antigen-binding domains  Pre-clinical Validation  Robust in vitro and in vivo screening platforms to prioritize pipeline assets  Clinical Proof of Concept  Efficient clinical translation with IND and IIT studies, working with KOLs in US and China  Potential best-in-class proprietary technology platforms and end-to-end capability

 9  This presentation is for investor relations purposes only – Not for product promotional purposes  Legend and J&J Global Collaboration  Worldwide collaboration and license agreement to develop and commercialize cilta-cel  2023  2018  2019  2020  2021  Eligible for Potential Additional  Milestone Payments  First Milestone  $25 million  Dec 2018  Fourth Milestone  $30 million  Jan 2020  Third Milestone  $30 million  Jul 2019  Second Milestone  $25 million  Jul 2019  Upfront Payment  $350 million  Q1 2018  Fifth Milestone  $75 million  December 2020  Sixth Milestone  $15 million  May 2021  50/50  United States  Europe  Japan  50/50  50/50  70/30  Greater China  7th/8th Milestones  $50 million  January 2022  9th Milestone  $50 million  April 2022  2022  10th/11th Milestones  $35 million*  August 2023  *On August 3, 2023, Legend Biotech received a payment in the amount of $15 million for the EMA’s acceptance of the Type II Variation Application for CARVYKTI®, in accordance with Legend  Biotech’s license and collaboration agreement with Janssen (Janssen Agreement). In September 2023, Legend Biotech received a milestone payment of $20 million in connection with the FDA’s  acceptance of the sBLA, in accordance with the Janssen Agreement.

 Global Manufacturing Footprint  EU Facilities  US Facilities  China Facilities  Raritan, NJ  Nanjing 75-acre  Somerset, NJ  Nanjing  Legend China Clinical Supply Site for Pipeline Programs & Potential China Launch Site for CARVYKTI®  GMP Operational  Potential Future Commercial Site for CARVYKTI®  Construction ongoing  US / EU / JP / ROW Launch/ Commercial Site for CARVYKTI®  GMP Operational  US / EU / JP Legend Clinical Supply  Site for Pipeline Programs  Building E  Ghent, Belgium  13  This presentation is for investor relations purposes only – Not for product promotional purposes  Ghent, Belgium  Future Commercial Site for  CARVYKTI®  Clinical production scheduled in January 2024 and commercial production expected in 2H 2024  Future Commercial Site for CARVYKTI®  Construction ongoing

 Expanding Our Manufacturing Capabilities  Novartis as CMO for Clinical Supply  J&J In-House Lentivirus Facilities*  Bringing cell therapies to market given unique challenges to improve overall supply  State-Of-The-Art CARVYKTI® Manufacturing Facilities  Obelisc Facility in Ghent, Belgium received license from the Federal Agency for Medicines and Health Products in Belgium for clinical supply manufacturing  Awaiting Investigational Medicinal Product Dossier approvals from local authorities  Anticipate manufacturing cilta-cel at Ghent for clinical use in January 2024 and commercial use in 2H 2024  13  This presentation is for investor relations purposes only – Not for product promotional purposes  J&J facility in Switzerland now producing Lentivirus in-  house  All commercial Lentivirus now produced in-house and we are self-sufficient  Additional Lentivirus supply is expected to be available from J&J facilities in US and Netherlands in 2024 and 2025, respectively  Signed CMO agreement with Novartis during  Q2 2023  On track to produce clinical materials in 1H 2024  *All the Lentivirus facilities are owned by J&J.

 Out-licensing Deal with Novartis on CAR-T Therapies Targeting DLL3  Legend announced on Nov 13, 2023 an exclusive, global license agreement with Novartis to advance certain DLL3-targeted CAR-T  therapies, including LB2102, an investigational therapy for small cell lung cancer.  Legend announced on Jan 3, 2024 closing of the license transaction.  AN UPFRONT PAYMENT  ELIGIBLE MILESTONE PAYMENTS  up to  $1.01B  POTENTIAL APPLICATION OF  T-Charge™ Platform of Novartis  FOR MANUFACTURING  DLL3 DEVELOPMEMT AND COSTS  → Legend to conduct Ph1 for LB2102 in the US  → Novartis to conduct all other development for the licensed products  Plus  Tiered Royalties on Net Sales  13  This presentation is for investor relations purposes only – Not for product promotional purposes  $100M

Our Pipeline

Global | US | China

PRECLINICAL

NSCLC (GPC3)
Autologous

COLORECTAL (GCC)
Autologous

PHASE 1

SCLC‡§ (DLL3)
Autologous
NCT05680922

RRMM (BCMA) LEGEND-2†
Autologous
NCT03090659

HCC† (GPC3)
Autologous
NCT05352542

GASTRIC & ESOPHAGEAL & PANCREATIC‡ (CLAUDIN 18.2)
Autologous
NCT05539430

MM† (BCMA)
Allogeneic CAR-NK
NCT05498545

NHL† /ALL† (CD19 X CD20 X CD22)†
Autologous
NCT05318963
NCT05292898

MM† (BCMA)
Allogeneic – CAR-γδT
NCT05376345

PHASE 2

RRMM (BCMA)* CARTIFAN-1
Autologous
NCT03758417

RRMM (BCMA)* CARTITUDE-1
Autologous
NCT03548207

MM (BCMA)* CARTITUDE-2
Autologous
NCT04133636

PHASE 3

RRMM (BCMA)* 1-3 Prior Lines CARTITUDE-4
Autologous
NCT04181827

NDMM (BCMA)* Transplant Not Intended 1L CARTITUDE-5
Autologous
NCT04923893

NDMM (BCMA)* Transplant Eligible 1L CARTITUDE-6
Autologous
NCT05257083

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 IIT in China. ‡IND applications have been cleared by the U.S. FDA. §Subject to an exclusive license agreement with Novartis Pharma AG. Under the License Agreement, Legend Biotech will conduct a Phase 1 clinical trial for LB2102 in the U.S. and Novartis will conduct all other development for the licensed products.
The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.

ALL, acute lymphoblastic leukemia; BCMA, B-cell maturation antigen; DLL3, delta-like ligand 3; GPC3, glypican-3; GCC, guanylyl cyclase C; HCC, hepatocellular carcinoma; IIT, investigator-initiated trial; MM, multiple myeloma; ND, newly diagnosed; NHL, non-Hodgkin lymphoma; NSCLC, non small cell lung cancer; RRMM, relapsed or refractory multiple myeloma; SCLC, small cell lung cancer.

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This presentation is for investor relations purposes only – Not for product promotional purposes

LEGEND BIOTECH

NEAR-TERM GOALS   Outlook: 2024 and Beyond   → Continue to increase manufacturing capacity and  efficiency  → Begin manufacturing from Ghent facilities  → Complete enrollment of CARTITUDE-5 in 1H24  → Ongoing enrollment of CARTITUDE-6  → Advance early-stage pipeline programs  → Launch lenalidomide refractory 1-3 prior lines indication based on CARTITUDE-4, if approved by regulatory authorities. The PDUFA target action date is April 5, 2024. CHMP opinion, anticipated in 1Q 2024  → Move CARVYKTI® to earlier lines of therapy; increase  penetration in the US and expand into global markets  → Focus on unmet medical needs in hematology/oncology  → Develop therapies with transforming potential  → Increase accessibility through lower cost and scalable manufacturing  → Build a global powerhouse by leveraging external collaborations  LONG-TERM GROWTH STRATEGY  13  This presentation is for investor relations purposes only – Not for product promotional purposes